EXHIBIT 99.1

Re:	Update regarding the 2019 Extraordinary General Meeting of Shareholders

Ramat Gan, Israel – February 11, 2019 – Internet Gold – Golden Lines Ltd. (the “Company”) (NASDAQ Global Select Market and TASE: IGLD).

The Company is making the following further changes to the Compensation Policy draft which is being considered for adoption by the Company’s shareholders on February 21, 2019 for a period of 3 years. Our Compensation Committee recommended that our shareholders approve it.

Section 6.9.2 of the Compensation Policy is amended so that the annual bonus cap for both the CEO and CFO is reduced as follows:

6.9.2	The total amount of the annual bonus shall be limited as set forth below:

(a)	CEO - shall not exceed ~~four~~ three salaries (including the Special Bonus as set forth in section 6.6 above).

(b)	CFO - shall not exceed ~~six~~ two salaries.

Section 7.2.4 of the Compensation Policy is amended as follows:

7.2.4 The Company may release the Company’s Officers, in advance, from liability for breach of the duty of care to the Company, in accordance with any law, including any Officer of the Company who is the controlling shareholder or a relative thereof, subject to the receipt of approvals in accordance with any law. Such a release shall not apply to a resolution or transaction in which the controlling shareholder or any Officer of the Company (including an Officer other than the one to whom the release is granted) has a personal interest~~, all the above subject to the provisions of the Companies Law and the Company's Articles~~. Such limitation on the release regarding resolutions or transactions in which the controlling shareholder or any Officer of the Company has a personal interest shall be included in the Company’s Articles of Association and in the indemnity/release letters or agreements provided to all Officers.

For further information, please refer to the Proxy Statement furnished on Form 6-K on January 14, 2019.

Forward-Looking Statements

This report contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in Internet Gold’s filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

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